Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street  |  Palo Alto, CA 94304-1114  |  tel 650.233.4500  |  fax 650.233.4545

James J. Masetti

tel 650.233.4754

jim.masetti@pillsburylaw.com

June 14, 2011

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director

Re:        Envivio, Inc.

Registration Statement on Form S-1 – Amendment No. 3

File No. 333-173529

Dear Mr. Spirgel:

Envivio, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated June 13, 2011. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

In addition, we are concurrently sending to the Staff three marked copies of Amendment No. 3 (“Amendment No. 3”) to the registration statement on Form S-1 (the “Registration Statement”) as filed with the Commission, marked against Amendment No. 2 to the Registration Statement as filed with the Commission on June 3, 2011, along with the supplemental materials noted below. If the Staff would like additional hard copies, please so advise and we would be happy to provide additional copies. All page number references contained in the Registrant’s responses below correspond to the page numbers in Amendment No. 3.

Risk Factors, page 8

Our customer base is concentrated…, page 12

1.	Please disclose the name of the channel partner and direct customer that accounted for 18% and 16%, respectively, of your revenue in the quarter ended April 30, 2011.

Response: The Registrant has revised the disclosure on page 12 in response to the Staff’s comment.

Recent Sales of Unregistered Securities, page II-2

2.	Pursuant to Item 701 of Regulation S-K, please provide information as to all securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act.

Response: The Registrant has revised the disclosure on pages II-2 and II-3 in response to the Staff’s comment.

In addition, the Registrant refers to its prior response to comment 6 in its letter dated May 17, 2011 to the Staff. The Registrant supplementally advises the Staff that it has received a written draft report from Frost & Sullivan regarding the 2010 industry rankings (the “2010 Draft Report”) for the markets in which the Registrant competes. The Registrant had previously indicated to the Staff, based on verbal input from Frost & Sullivan, that it would be ranked #1 for the multi-screen video encoders market, #2 for the IPTV video encoders market and #4 for the video transcoding market for 2010. In the 2010 Draft Report, the Registrant is ranked #1 for the multi-screen video encoders market and #5 for the video transcoding market. The Registrant notes that the 2010 Draft Report does not provide rankings for the IPTV video encoder market. Notwithstanding this updated information, the Registrant respectfully asserts its market leading ranking in multi-screen video encoders market and its #5 ranking in the video transcoding market demonstrates it is a leading provider of IP video processing and distribution solutions that enable the delivery of high-quality video to consumers.

* * *

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any additional information. Please contact the undersigned at (650) 233-4754. You may also direct any further comments via facsimile at (650) 233-4545.

Very truly yours,

/s/ James J. Masetti

James J. Masetti

cc:	Envivio, Inc.
Julien Signes

Paul, Hastings, Janofsky & Walker LLP
Jeffrey T. Hartlin, Esq.

Pillsbury Winthrop Shaw Pittman, LLP
Jorge del Calvo, Esq.
Greg Pickrell, Esq.